Exhibit (a)(5)(O)

Renesas Announces Termination of Memorandum of Understanding and Tender Offer for Proposed Acquisition of Sequans

TOKYO, Japan, February 23, 2024 – Renesas Electronics Corporation (TSE: 6723, “Renesas”) today announced that it has terminated the previously announced Memorandum of Understanding (“MOU”) between Renesas and Sequans Communications S.A. (NYSE: SQNS, “Sequans”), pursuant to which Renesas had made a tender offer to purchase all of the issued and outstanding ordinary shares of Sequans for $0.7575 per ordinary share and American Depositary Shares (“ADSs”) of Sequans for $3.03 per ADS (each ADS representing four ordinary shares) in cash. The previously announced tender offer has also been terminated by Renesas.

Under the terms of the MOU, either Renesas or Sequans can terminate the MOU if, among other reasons, Renesas receives a confirmation from the National Tax Agency of Japan that consummation of the reorganization provided in the MOU would require Renesas to recognize taxable gain and pay such tax under Article 66-6 of Act on Special Measures Concerning Taxations of Japan (an “Adverse Japanese Tax Ruling”). On February 15, 2024, Renesas received an Adverse Japanese Tax Ruling. As a result, Renesas exercised its right to terminate the MOU, and as a result of such termination, the tender offer has also been terminated.

As a result of the termination of the MOU and termination of the tender offer, no ordinary shares or ADSs of Sequans will be purchased by Renesas in the tender offer and all ordinary shares and ADSs previously tendered but not withdrawn will be promptly returned.

The termination will not have material impact on Renesas’ core strategy of driving its technologies into higher growth industries. Renesas continues to see significant opportunities from cellular IoT technology and intends to build on the momentum through its partnership with Sequans.

This communication constitutes a formal notification of the expiration of the tender offer and a formal notification that Renesas will not accept for purchase any ordinary shares or ADSs of Sequans tendered in connection with the tender offer. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Renesas.

About Renesas Electronics Corporation

Renesas Electronics Corporation (TSE: 6723) empowers a safer, smarter and more sustainable future where technology helps make our lives easier. The leading global provider of microcontrollers, Renesas combines our expertise in embedded processing, analog, power and connectivity to deliver complete semiconductor solutions. These Winning Combinations accelerate time to market for automotive, industrial, infrastructure and IoT applications, enabling billions of connected, intelligent devices that enhance the way people work and live. Learn more at renesas.com. Follow us on LinkedIn, Facebook, X, YouTube and Instagram.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. federal securities laws, including, without limitation, statements regarding the tender offer and related transactions contemplated by the MOU. The words “estimates,” “expects,” “continues,” “intends,” “plans,” “anticipates,” “targets,” “may,” “will,” “would,” “could,” “should,” “potential,” “goal,” and “effort” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Renesas does not undertake any duty or obligation to update any forward-looking statements contained in this press release as a result of new information, future events or changes in its expectations.

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Media Contacts: Kyoko Okamoto Renesas Electronics Corporation +81 3-6773-3001 pr@renesas.com	Investor Contacts: Yuma Nakanishi Renesas Electronics Corporation +81 3-6773-3002 ir@renesas.com